[GENERAL MILLS LETTERHEAD]

Trevor V. Gunderson

Vice President, Deputy General Counsel

Law Department

Telephone:  (763) 764-5324

Facsimile:  (763) 764-5102

July 12, 2012

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D.C.  20549-7010

RE:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 29, 2011
Filed July 8, 2011
File No. 1-01185

Dear Mr. Horowitz:

We note from your comment letter dated June 26, 2012, regarding the above-referenced filing of General Mills, Inc., that you have requested a response to your comments within ten business days.  As you know, we have scheduled a telephone conference with the Staff on July 23, 2012 to discuss your comment letter.  We intend to provide our response to your comment letter following that telephone conference.

If you have any concerns or questions, please contact me at the telephone number listed above.

Very truly yours,

/s/ Trevor V. Gunderson

Trevor V. Gunderson

TVG:bg

cc: Ms. Sandy Eisen

Ms. Kimberly Calder, Assistant Chief Accountant